June 8, 2010

Mr. Andrew Mew
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter
ZBB Energy Corporation
Commission File No. 001-33540

Dear Mr. Mew:

Attached are our responses to the staff’s letter dated June 1, 2010, regarding Form 10-K/A for the fiscal year ended June 30, 2009 filed February 12, 2010 and Form 10-Q for the quarterly period ended March 31, 2010 filed by ZBB Energy Corporation (the “Company”).

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me directly at (262) 253-9800 x114 should you have any questions regarding our responses.

Sincerely,

/s/  Scott W. Scampini

Scott W. Scampini, Chief Financial Officer

Responses of ZBB Energy Corporation to SEC Comment Letter

Form 1O-K/A for the Fiscal Year Ended June 30, 2009

Consolidated Statements of Changes in Shareholders’ Equity (restated), page 30

1.	Please revise to provide an analysis of the changes in the cumulative translation adjustment as set forth in FASB ASC 830-30-45-18 through 20 as appropriate.

Company Response:

The changes in the accumulated other comprehensive (loss) (translation adjustment) are as follows:

Balance, June 30, 2008	$(1,373,485)
Aggregate adjustment resulting from foreign currency translation	(228,091)
Balance, June 30, 2009	$(1,601,576)

Please refer to the Statement of Shareholders' Equity and Notes 2 - Foreign Currency and Comprehensive Income (Loss).  The Company believes it is in compliance with the disclosure requirements of FASB ASC 830-30-45-18 through 20.

Note 2 - Summary of Significant Accounting Policies, page 32

2.	You disclose in Note 1 - Nature of Organization that your activities have been financed in part through government grants. Please disclose your policy describing how you account for government grants.

Company Response:

The term “government grants” used in note 1 refers to engineering and development contracts sponsored and partially funded by government agencies for which the revenue recognition policy is disclosed in note 1 as follows:

Engineering and development contracts are typically collaborative agreements to further develop renewable energy technologies and are often sponsored and partially funded in various amounts between government agencies and the Company. Often multi-year agreements which contain several elements and provide for varying consideration based on allowable costs, milestones and similar payment provisions and may provide for future licensing and royalties beyond the term of the arrangement.  Revenue associated with these types of contracts are typically of longer duration and recognized under the percentage-of-completion method.

In response to comment 2, we propose to revise future filings to replace the term “government grants” used in note 1 with the term “engineering and development contracts.”

Concentration of Credit Risk and Fair Value, page 35

3.
We note the significant increase in your accounts receivable as compared to prior year. Please confirm that your accounts receivable represent amounts billed and due within one year or revise to provide the disclosures set forth in FASB ASC 910-310-50.

Company Response:

We confirm that accounts receivable as of June 30, 2009 represented amounts billed and due within one year.  Approximately $600,000 of the June 30, 2009 accounts receivable balance of $614,154 was received in cash in July 2009.

Advanced engineering and development, page 35

4.
We note the costs that are separately identifiable, incurred and funded by advanced engineering and development type agreements will be shown separately on your statement of operations as a "cost of engineering and development contract;" however, we cannot locate such cost caption in your statement of operations for the periods presented. Please explain to us why the costs related to your engineering and product development activities pursuant to your collaborative project with the Commonwealth of Australia, for example, are not shown separately on your statement of operations. If you classified these costs as part of "advanced engineering and development" line item instead, please advise us and clarify your disclosures.

Company Response:

The Company believes there is no GAAP or SEC requirement to report separately identifiable advanced engineering and development costs as separate line items on the statement of operations.  Accordingly, all such costs are included as part of the “advanced engineering and development” line item.  In response to comment number 4, in future filings we propose to delete the statement that such costs will be shown separately on our statement of operations.

5.
Similarly, we note from Note 4 in March 31, 2010 Form 10-Q that with respect to the AEST project, the agreement did not provide adequate specificity for you to allocate revenues and related expenditures for separate classification in the statement of operations. In this regard, clarify for us and in your disclosures if you have classified and netted revenues and expenditures within the "advanced engineering and development" line item. If so, please explain your accounting basis for netting revenues and expenditures.

Company Response:

Revenues and expenses for the AEST project are not netted. In response to comment 5, in future filings we propose to delete the statement that the agreement did not provide specificity for allocation of revenues and related expenditures.

Note 5 - Investment in Joint Venture, page 37

6.
Please explain to us how you recorded the dissolution of the Chinese joint venture and your calculation of the realized loss of $15,369 on your investment. In this regard, we note the carrying amount at June 30, 2008 was $242,350 and you offset a portion of your investment by unfulfilled deferred revenue of $160,000.

Company Response:

In March 2005 ZBB invested 250,000AUS, which translated to 191,475USD, in a joint venture with minimal activity during the period held. On September 30, 2008 the 250,000AUS was equivalent to 202,701USD (.8124 exchange rate). The difference between 191,475USD and 202,701USD is a gain of 11,226USD which was the amount included in accumulated other comprehensive loss between March 2005 and September 30, 2008.  Upon disposition of the joint venture investment this amount was not reclassed from accumulated other comprehensive income (loss) as it was deemed immaterial.

Upon liquidation of the joint venture as of September 30, 2008, the Company also received cash of $27,332USD.

The $160,000 was received in US dollars and did not require translation.

The loss on the investment was calculated as follows:

Original Investment	$191,475
Translation adjustments March 2005 - September 2008	11,226
Adjusted Balance September 30, 2008	202,701
Less: Cash received - unfulfilled deferred revenue	(160,000)
Less: Cash received on dissolution of joint venture	(27,332)
Loss on investment	$15,369

7.	Please disclose the portion of the loss on dissolution representing the cumulative translation adjustment or advise us. Refer to FASB ASC 830-30-40-1.

Company Response:

The cumulative translation adjustment of $11,226 was not included in the loss on liquidation of the joint venture because it was deemed immaterial.

Note 9 - Employee/Director Equity Incentive Plans, page 38

Note 14 - Stock-Based Compensation, page 42

8.	Please expand to disclose the following information regarding your incentive plans as required by FASB ASC 718-10-50-2:

•	The weighted-average grant-date fair value of options or other equity instruments granted during the year.

•	The total intrinsic value of options exercised, and the total fair value of shares vested during the year.

Company Response:

As disclosed in the table in note 14, the weighted average grant date fair value of the 451,410 options granted during the year was $0.30.

Although the $30,490 expense for stock awards recognized in fiscal year 2009 and the balance of $42,687 potentially recognizable in fiscal year 2010 were disclosed in note 9, the weighted average grant date fair value of such restricted shares (.90) was not explicitly disclosed.  In response to comment number 8, we propose to include the weighted average grant date fair value per share of restricted stock awards in future filings, to the extent applicable.

There was no disclosure of the intrinsic value of options exercised, because there were no options exercised during the year.

There was no disclosure of shares vested during the year, because the restricted stock awards vest in March 2010.

Note 16 - Restatement, page 43

9.	Please expand your disclosure to include the impact of your restatement on earning per share amounts. Refer to FASB ASC 250-10-50-7.

Company Response:

Because the restatement resulted in a change in the net loss from $5,546,572 to the restated net loss of $5,561,056, an increase in the net loss of $14,484, or $0.0014 per share, there was no impact of the restatement on earning per share amounts.

Controls and Procedures, page 45

10.
Please revise to provide a statement that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting as required by Item 308T of Regulation S-K.

Company Response:

This statement was included in the originally filed 10K and was inadvertently omitted from the restated 10K.

In response to comment number 10, in future filings to the extent applicable, we propose to add the following disclosure at the end of Controls and Procedures - Management’s Report on Internal Control over Financial Reporting.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in the annual report.

Form 10-Q/A for the quarterly period ended September 30, 2009

Controls and Procedures, page 22

11.
We note your statement that your former chief executive officer and chief financial officer concluded disclosure controls and procedures were originally effective except with respect to the identification, review and disclosure of related party transactions. In your subsequent evaluation where your officers concluded your disclosure controls and procedures were not effective because of the identification of a material weakness related to revenue recognition, you do not address related party transactions. Given the exception originally noted, it remains unclear whether your subsequent conclusion encompasses the review and disclosure of related party transactions. Please advise us and ensure your disclosure in future filings states in clear and unqualified language, the conclusions reached by your officers.

Company Response:

Based upon their evaluation of disclosure controls and procedures as of September 30, 2009, the present Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective due to both the identification of a material weakness related to revenue recognition and problems with respect to the identification, review and disclosure of related party transactions.  We will in all future filings clearly state in unqualified language the conclusions reached by our officers with respect to their evaluation of disclosure controls and procedures.

Form 10-Q for the quarterly period ended March 31, 2010

Controls and Procedures, page 22

12.
We note your officers concluded your disclosure controls and procedures were effective "[t]o cause the material information required to be disclosed by you in reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Since you have included a portion of the definition of disclosure controls and procedures in your disclosure, please include the entire definition. In future filings, if you choose to include the definition, please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in this filing.

Company Response:

The partial definition of disclosure controls and procedures will be omitted from future filings.  Our conclusion regarding the effectiveness of our disclosure controls and procedures at March 31, 2010 would not have changed had these statements been included in this filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 18

13.
We note the significant increase in accrued expenses as of March 31, 2010 compared to June 30, 2009 and you disclosed on page 8 that the expenses included $350,000 in warranty reserve and $100,000 in provision for anticipated contracted losses. In this regard, please advise us of the drivers behind the increase and revise to provide a more robust discussion of these provisions during the period ended March 31, 2010.

Company Response:

The reasons for the increase in the warranty reserve and the provision for anticipated contract losses were disclosed in “Warranty and Contract Reserves” in note 4 to the financial statements, which stated as follows:

During the quarter ended December 31, 2009, battery stack manufacturing issues were discovered as result of an internal test failure.  As a result, the Company has implemented several manufacturing process changes to eliminate the potential for future failures and will adjust its warranty reserves accordingly.  We will adjust our warranty rates in future periods as these processes are implemented and tested.

Management also reviews the status of all active contracts to determine if there are any conditions due to warranty, costs to complete, and other commitments to completing the contract.  If indications are an adverse net financial outcome is likely, a provision is made for the total loss anticipated.

The specific reason for the contract loss was that we were aware as of March 31, 2010 that we would incur additional costs to complete installation of the Dundalk unit, which was shipped in the quarter ended September 30, 2009.

In response to comment number 13, we propose to include additional disclosure in the MD&A section in future filings for the warranty and contract loss.

14.
In this section and in your Liquidity and Capital Resources section, you discuss the changes in operations and cash flow amounts between periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, please expand your discussion to explain the underlying reasons behind the period-to-period changes for each individual line item to the extent material. Where changes in items are caused by more than one factor, please quantify the effect of each factor in your discussion. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company Response:

The underlying reasons behind the period-to-period changes in cash flow statement items are generally apparent from a review of results of operations together with the information included in the cash flow statement and the companion discussion in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Accordingly, we do not believe it is necessary to amend the Form 10-Q for the quarterly period ended March 31, 2010 to revise this section.  In response to comment number 14, in the Liquidity and Capital Resources section of Management’s Discussion  and Analysis of Financial Condition and Results of Operations in future filings we will discuss the underlying reasons behind the period-to-period changes for each individual line items, to the extent material.

Exhibit 31.1 and 31. 2

15.
Please delete the title of the officer from the first sentence of each certification in future filings. The wording in each certification should be in the exact format provided by Item 601 of Regulation S-K.

Company Response:

We will delete the title of the officer from the first sentence of each certificate in future filings.